Exhibit 12.1

AutoNation, Inc.
Ratio of Earnings to Fixed Charges
(dollars in millions)

	Year Ended December 31,
	2008	2007	2006	2005	2004

Earnings
Income (loss) from continuing operations before income taxes	$(1,422.7)	$460.4	$538.1	$609.1	$579.3
Adjustment to exclude earnings from equity method investees	(0.7)	(0.8)	(1.7)	(1.5)	(0.5)
Fixed charges	201.1	273.8	259.9	198.9	184.0
Distributions from equity method investees	0.3	1.0	1.6	1.2	—
Interest capitalized	(0.8)	(0.9)	(1.1)	(0.6)	(1.7)

Earnings, as defined	$(1,222.8)	$733.5	$796.8	$807.1	$761.1

Fixed Charges
Floorplan interest expense(a)	$89.3	$135.9	$146.5	$112.9	$83.7
Other interest expense(b)	89.4	114.1	90.8	63.3	76.3
Capitalized interest costs	0.8	0.9	1.1	0.6	1.7
Interest component of rent expense(a)	21.6	22.9	21.5	22.1	22.3

Total Fixed Charges	$201.1	$273.8	$259.9	$198.9	$184.0

Ratio of Earnings to Fixed Charges	(c)	2.7	3.1	4.1	4.1

(a)	Includes amounts pertaining to discontinued operations.

(b)	Other interest expense includes amortization of debt issuance costs.

(c)	In the year ended December 31, 2008, earnings were insufficient to cover fixed charges by $1.42 billion due to non-cash impairment charges of $1.76 billion.